EXHIBIT (a)(1)(K)

[Super 8 Motel Developers, Inc. Letterhead]

December 3, 2001

Dear World Services Shareholder:

    On behalf of Super 8 Motel Developers, Inc. ("Developers"), I want to thank each of the World Services, Inc. ("World Services") shareholders who have tendered their shares. Our tender offer is currently scheduled to expire on December 11, 2001. While we are getting closer to the majority of World Services common stock which must be tendered, we have not reached that goal and cannot proceed toward the completion of the transaction unless that benchmark is achieved by the expiration date. If the minimum number of shares is tendered by the expiration date, World Services will hold a special meeting of its shareholders as soon as possible (which we now expect to be in late January 2002) to approve an amendment to World Services' articles of incorporation.

    Over the last few weeks, I have talked with many of you who have not tendered your shares and would like to summarize and respond to a few of the most common questions and comments I have heard from shareholders.

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  Some of you have said that you would like to "wait and see." In other words, many of you would like to find out if Developers gets the majority of shares necessary to gain control of World Services before you decide whether to tender your shares. While I understand this position, I would like to point out that if too many shareholders wait and see if our tender offer is successful, there may not be enough shares tendered by the expiration date. If that happens, all shareholders would lose this opportunity to sell their stock.

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  Some of you have asked what our plans are if we reach our objective. As stated in the tender offer materials we have sent to you previously, we have no plans beyond acquiring control of World Services, and as a result, acquiring control of the interest in our company that is owned by World Services.

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  Some of you have asked if you will be able to trade your shares of World Services stock for an interest in Developers. Developers' stock is currently held by a relatively small number of shareholders and is not publicly registered, so it would not be feasible for us to issue our shares to World Services' shareholders either in trade or for purchase. Also, after the tender offer is completed, Developers will not have any obligation to purchase your shares of World Services stock if you change your mind and decide later that you want to sell.

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  Some of you have said that you intend to hold on to your World Services stock in the hope that World Services will declare a dividend of its cash assets. If World Services made a distribution of the total cash on hand that is reflected on their September 30, 2001 quarterly financial statement, each shareholder would receive approximately $0.57 per share. Since the cash would then be gone, World Services would not receive any more interest income and its only remaining source of income would be from its investment in Developers' stock. If you assume that World Services continues to receive similar cash dividends from Developers and redistributes the funds to its shareholders, each World Services shareholder would receive approximately $.075 per share, per year (based on the $199,238 received in each of the past two calendar years). In summary, it would take approximately four years or until approximately 2005, to receive the $.85 per share that is currently being offered.

    Whether or not the tender offer is completed, World Services will continue to own its stock in Developers and be entitled to future dividends, if any, that are paid to Developers' shareholders. However, any future payments that Developers makes to World Services and its other shareholders will depend upon our own financial performance. Unfortunately, as a result of the current economic conditions, especially in the tourism industry, and the resulting negative effect on the performance of Developers' motels, we are not confident that we will be able to pay the same level of dividends in future years. Also, any distribution of World Services' cash will depend upon the business decisions made on behalf of World Services by its Board of Directors. For those reasons, if you are counting on future distributions from World Services to recoup more than $.85 per share, many conditions must fall into place, in the right order, for that hope to be realized.

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  Some of you have asked about the status of your World Services shares if the tender offer succeeds and you do not tender your World Services shares.  If the tender offer succeeds, World Services will be controlled by Developers. If you do not tender your shares, you will still be a shareholder of World Services, and your rights will be protected by South Dakota law and the requirements negotiated by the World Services board as part of this transaction, which are described in the materials we have previously sent to you.

    We hope that this information is helpful to you in deciding whether to tender your shares. If you have not already tendered your shares, but wish to receive payment of the tender offer price, we encourage you to complete and return the tender offer materials as soon as possible. Even though more shares are tendered every day, we still need a significant number of shares to meet the minimum. If we do not receive the minimum number of shares by the expiration date, we will not be obligated to purchase any of the tendered shares.

    While we continue to have the option to extend our tender offer and withdrawal rights beyond December 11, 2001 in our discretion, we are not currently planning to extend the offer if we have not received the minimum shares by that date. If we have received the minimum shares by that date, we will extend the tender offer and withdrawal rights until after World Services holds its special meeting of shareholders, probably in late January 2002. If the amendment is approved, we will pay for all tendered shares shortly after the meeting.

    If we do extend the offer, we will publicly announce the extension no later than 9:00 a.m. Central time, on December 12, 2001, by issuing a press release and publishing an announcement in designated newspapers. The terms of our offer to purchase all of the outstanding World Services common stock for a purchase price of $0.85 per share are more fully described in the Offer to Purchase dated October 3, 2001 and related tender offer materials that we have mailed to you.

    If you decide to take advantage of our offer, please complete the documents which were previously mailed to you, and return them to Wells Fargo Bank in Aberdeen at your earliest opportunity. If you have misplaced those documents, need another copy or have any questions regarding completing the documentation, please call our office at 605-229-8899. Time is getting extremely short, so please act promptly if you want to tender your shares. Thank you.

Sincerely,

/s/ Harvey Aman

Harvey Aman
President and COO